FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                            For the month of May/2006


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                 Beaufort House
                              15 St. Botolph Street
                                     London
                                    EC3A 7QN
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)




NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR NEW ZEALAND

30 May 2006

Recommended Proposal to establish COLT Telecom Group S.A. as the holding company of COLT Telecom Group plc by means of a scheme of arrangement under section 425 of the Companies Act - Results of Court Meeting and COLT EGM and early redemption of 2% Senior Convertible Notes due 2007 (the "Notes")

The Board of COLT announces that, at meetings held on 30 May 2006, COLT Shareholders have approved the Scheme of Arrangement to establish COLT Telecom Group S.A. as the holding company of COLT. The Scheme will result in COLT Shareholders receiving 1 COLT S.A. Scheme Share for every 3 COLT Shares held at the Scheme Record Time. The results of the votes, which were conducted by poll, are set out below.

The Court Hearing of COLT's petition to sanction the Scheme is expected to take place on 26 June 2006. Subject to the Court sanctioning the Scheme and the satisfaction of certain other outstanding conditions, the Effective Date of the Scheme is expected to be 30 June 2006. Listing and dealings in COLT Shares on the London Stock Exchange will be suspended and COLT Shares will be disabled from CREST as of 7.30 a.m. (London time) on 30 June 2006. Dealings in COLT S.A. Scheme Shares on the London Stock Exchange are expected to commence at 8 a.m. on 3 July 2006, at which time the listing of and dealings in existing COLT Shares will be cancelled.

Copies of the special resolution passed at the EGM will be available shortly for inspection by the public at the UK Listing Authority's Document Viewing Facility which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (tel. +44 (0)20 7676 1000) during normal business hours on any weekday (except public holidays) until completion of the Scheme of Arrangement.

Capitalised terms in this announcement have the same meaning as in the Scheme document sent to COLT Shareholders on 5 May 2006, or where applicable, the Indenture between COLT and The Bank of New York dated 3 April 2000.

Voting Results

The voting results in relation to the meetings were as follows:

Court Meeting

To approve the Scheme:

              Number of        % of COLT         Number of COLT  % of issued
            COLT Shares     Shares voted           Shareholders         COLT
                  voted                                  voting       Shares
For       1,076,824,417            97.09                    579        70.71
Against      32,233,138             2.91                     66         2.12

For information purposes, abstentions were received from 2 shareholders holding 249,128 shares representing 0.02% of issued shares.

COLT EGM

To approve a special resolution to authorise:

(a) the cancellation of the COLT Scheme Shares (including the related reduction of share premium and capital);

(b) the allotment of new COLT Shares by the COLT Directors (pursuant to the Scheme); and

(c) the alterations to the COLT Articles to ensure that the holders of any COLT Shares allotted after the COLT EGM and before the Scheme Record Time are bound by the Scheme and that any COLT Shares allotted after the Scheme Record Time (other than to a member of the COLT S.A. Group) are transferred to COLT S.A. in consideration for the issue of COLT S.A. Scheme Shares. These alterations to the COLT Articles will take effect whether or not the Scheme becomes effective.

                Number of COLT        % of COLT Shares        % of issued COLT
                        Shares                   voted                  Shares
                         voted
For              1,201,641,045                   98.34                   78.91
Against             20,277,648                    1.66                    1.33

For information purposes: abstentions were received from 21 shareholders holding 5,065,209 shares representing 0.33% of issued shares.

Early redemption of 2007 Notes

The Board of COLT also announces that it has given notice of the redemption of all of the outstanding 2% Senior Convertible Notes due in 2007. The redemption will be at the Accreted Principal Amount of the 2007 Notes (EUR1,272.09 per EUR1000 principal Amount of the 2007 Notes) plus accrued interest to 29 June 2006 (the "Redemption Date") (the amount of such interest being EUR4.78 per EUR1000 principal amount of the 2007 Notes).

The aggregate amount payable will be approximately GBP229 million, EUR1,276.87 per EUR1000 principal amount of the 2007 Notes. The redemption will take place on the Redemption Date.

The early redemption of these 2007 Notes will save approximately GBP10 million of interest between the date of redemption and the normal maturity date of the 2007 Notes of 3 April 2007.

The early redemption of these 2007 Notes brings the total amount spent by COLT on redeeming or buying back bonds to more than GBP790 million since October 2004.

Enquiries:

COLT Investor Relations
Luke Glass                                    +44 207 390 3681
                                              luke.glass@colt.net
COLT Corporate Communications
Gill Maclean                                  +44 207 863 5314
                                              gill.maclean@colt.net

The availability of the Scheme to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are located. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Deutsche Bank AG, London Branch and Morgan Stanley & Co. International Limited are acting for COLT and COLT S.A. in connection with the Scheme and for no one else, and will not be responsible to anyone other than COLT and COLT S.A. for providing the protections afforded to their clients nor for providing advice in relation to the Scheme, or any matter referred to herein.

This announcement does not constitute an offer for sale of any securities or an offer or an invitation to purchase any securities in any jurisdiction. The COLT S.A. Scheme Shares will only be distributed to eligible COLT Shareholders. The COLT S.A. Scheme Shares to be issued to COLT Shareholders under the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, Australia, Canada, Japan or New Zealand and no regulatory clearances in respect of the registration of COLT S.A. Scheme Shares have been, or will be, applied for in any jurisdiction (other than as set out in the following paragraph). In the United States, the COLT S.A. Scheme Shares will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof.

This is not an advertisement in the course of investment business.





                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 30 May 2006                              COLT Telecom Group plc



                                               By: ___Caroline Griffin Pain___


                                               Caroline Griffin Pain
                                               Company Secretary